Exhibit 99.3

H WORLD GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Form of Proxy for Annual General Meeting

to be held on June 27, 2025

(or any adjourned meeting thereof)

INTRODUCTION

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of H World Group Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at No. 1299 Fenghua Road, Jiading District, Shanghai, People’s Republic of China on June 27, 2025 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting. This Form of Proxy is not intended for use by holders of our American Depositary Shares (the “ADSs”). Holders of ADSs who wish to vote the Ordinary Shares represented by their ADSs must instruct Citibank, N.A., the depositary for the ADSs, on how to vote the Ordinary Shares represented by ADSs.

Only the holders of record of the Ordinary Shares at the close of business on May 9, 2025 are entitled to notice of and to vote at the AGM. In respect of the matter requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is one or more shareholders holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any holder of Ordinary Shares giving a proxy has the right to revoke it at any time before it is exercised (i) by submitting a written notice of revocation or a fresh proxy form, bearing a later date, which must be received by the deadlines for returning the proxy forms set forth above, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 10:00 a.m., Hong Kong time, on June 25, 2025 to ensure your representation at the AGM.

H WORLD GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

Form of Proxy for Annual General Meeting

to Be Held at No. 1299 Fenghua Road, Shanghai, People’s Republic of China on June 27, 2025 at 10:00 a.m.
(local time) (the “Annual General Meeting”)

(or any adjourned meeting thereof)

I/We

of                                                                                                                                                                                                                                                             ,

being the registered holder of

ordinary shares1, par value US$0.00001 per share, of H World Group Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting2

or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2025 and the authorization for the directors of the Company to determine the remuneration of the auditor.
2.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the authorization of the re-election of Ms. Jie Zheng (appointed by the board of directors of the Company on July 2, 2024) as an executive director of the Company.
3.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the authorization of each director or officer of the Company or Conyers Trust Company (Cayman) Limited to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

*	please refer to the Notice of Annual General Meeting for full text of the resolutions.

Dated,	2025	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.